zi corporation

CONFIDENTIAL

December 20, 2006

Mr. Jason Paul
164 Woodstock Way SW
Calgary, Alberta
T2W 6G1

Re: Offer of Permanent Employment – Zi Corporation of Canada, Inc.

Dear Jason:

I am pleased to herein offer you permanent employment with Zi Corporation of Canada, Inc. under the following terms and conditions

This agreement will be between Zi Corporation of Canada Inc (hereafter called "Zi") and you. On acceptance of the following terms and conditions, the Confidentiality and Non-Competitive Agreement that you signed on January 28, 2005 will remain in full force and effect

1. **Position**
   In this position of General Counsel you will report to Blair Mullin, Chief Financial Officer. This position is based in Calgary

2. **Terms**
   This agreement shall be effective January 1, 2007

3. **Duties and Responsibilities**
   Subject to reasonable direction from the Chief Financial Officer and other senior management, you shall perform the duties as requested. Please refer to the Job Description for this position which provides a description of the role. These duties and responsibilities are not exhaustive and may be changed at Zi's discretion. In this regard, you may not refuse any reasonable employment request by Zi, including travel that might be necessary from time-to-time.

4. **Compensation**
   Your base salary will be CDN $150,000 per annum payable in twenty-four equal instalments in arrears on the 15th and last day of the month

   In addition to base salary, you will be entitled to earn up to 10% of annual base salary upon achievement of agreed objectives and at the discretion of the Board of Directors. This bonus is payable annually after fiscal year end

   Subject to approval by the board of directors, you will be granted 20,000 options to purchase common shares of Zi Corporation, on terms and conditions that will be provided to you at the time of the grant

5. **Reimbursement of Expenses**
Zi shall reimburse you for all Zi authorized business expenses incurred by you, in the course of employment provided that such expenses are reasonable and are supported by reasonable written documentation such as invoices and receipts where possible.

6. **Benefits**
As a condition of employment, you will participate in the Zi's group benefits plan. As of January 1, 2007 you will be eligible for Class A benefits reserved for executives.

The Company will cover the cost of your yearly law society fees.

7. **Holiday Entitlement**
a) In addition to statutory holidays, you will be entitled to 15 working days non-cumulative vacation each year.
b) It is understood and agreed that any ordinary vacation is subject to reasonable control over scheduling by Zi.

8. **Policies**
You agree to be bound by and to follow all workplace and employment policies of Zi, as such may be implemented or changed from time to time Zi. The various policies will be made available to you.

Should the terms and conditions be agreeable to you, please execute a copy of this letter and return to the Human Resources Manager, no later than January 5, 2007.

We wish you every success in your future career with Zi

Yours truly,
Zi Corporation of Canada, Inc.

Blair Mullin
Chief Financial Officer

I hereby accept the terms and conditions of this Offer of Employment as set out herein.

Jason Paul | 1/3/07 **Date**